March 21, 2008

VIA EDGAR AND HAND DELIVERY

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evotec Aktiengesellschaft
Registration Statement on Form F-4, Amendment No. 4
File No. 333-148488
Filed March 21, 2008

Dear Mr. Riedler:

On behalf of, and based on information provided by, our client Evotec Aktiengesellschaft (the “Company”), we are hereby responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter to the Company dated March 5, 2008. In conjunction with this response, the Company is filing a fourth amendment (“Amendment No. 4”), which substantively edits its Registration Statement on Form F-4/A, filed with the Commission on March 12, 2008 (“Amendment No. 3”).

This Amendment No. 4 is intended to substantively address the Commission’s comment as well as provide a final update to the subsequent events disclosure and resolve various unresolved administrative and formatting items present in Amendment No. 3.

The update to the subsequent events disclosure, included in the Section entitled “Legal Proceedings” on Page 140 of Amendment No. 4, was made to disclose a letter received on March 18, 2008 from the law firm of Lovells LLP on behalf of PerkinElmer LAS (Germany) GmbH, PerkinElmer Instruments International Ltd & Co. KG and PerkinElmer, Inc. ( “PerkinElmer”) alleging a breach of a guarantee under the sale and purchase agreement of November 30, 2006 (the “SPA”) regarding the sale and purchase of all shares of Evotec Technologies GmbH to PerkinElmer. The Company believes that the allegations are without merit and plans to respond to the letter and review its rights and responsibilities under the SPA in the ordinary course of its business.

For your convenience, we have reproduced the comment from the Commission’s letter below in italics, together with the Company’s responses thereto in plain text. We have also included a blacklined copy of Amendment No. 4 to show the changes made from Amendment No. 3 to assist with the Commission’s review.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 21, 2008

Material U.S. Federal Income Tax Consequences, page 64

U.S. Federal Income Tax Consequences of the Merger, page 65

Material U.S. Federal Income Tax Consequences, page 206

U.S. Federal Income Tax Consequences of the Merger, page 207

Comment:

We note your revisions to these sections in response to our prior comment 15. Please expand your disclosure to clarify that there is an exception in the case of a Renovis stockholder who is or will be a “five-percent transferee shareholder,” within the meaning of Treasury Regulation Section 1.3(a)-3(c)(5)(ii), and does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8T.

Response:

In response to the forgoing comment, the Company has revised the disclosure on pages 65 and 207 of Amendment No. 4 to clarify that there is an exception in the tax opinions in the case of Renovis stockholders who are or will be “five-percent transferee shareholder[s],” within the meaning of Treasury Regulation Section 1.3(a)-3(c)(5)(ii), and who do not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8T. The Company has also revised the disclosure on pages 64 and 206 to delete language relating to assumptions regarding such “five-percent transferee shareholder[s],” in order to eliminate potential confusion with the new disclosure. Otherwise, the tax disclosure as presented in Amendment No. 3 is unaltered.

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If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at 617-348-4474, or Theodore M. Grannatt at 617-348-4410. Thank you for your time and attention.

Very truly yours,

//s// Daniel H. Follansbee

Daniel H. Follansbee

cc:	Sebastian Gomez Abero
Dana Hartz
Donald Abbott
Securities and Exchange Commission

Jörn Aldag
Dr. Klaus Maleck
Christian von Spiegel
Jan Thyen
Evotec AG

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 21, 2008

Stanford N. Goldman Jr.
Eric J. Loumeau
Theodore M. Grannatt
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Donald Guiney
Oren Bechor
Freshfields Bruckhaus Deringer London

Gerorge Fraley
Jeff Farrow
Renovis, Inc.

Mark Roeder
Kathleen Wells
Latham & Watkins LLP